Exhibit 99.1

NEWS RELEASE	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH DELIVERS TRANSFORMATIONAL DEBT REDUCTION IN FIRST QUARTER DRIVEN BY ASSET SALES

(Calgary, May 2, 2017) – Pengrowth Energy Corporation is pleased to announce its first quarter 2017 operating results, a substantial reduction in outstanding debt, significant asset sales and further reductions in its cost structures.
Since the start of 2017 Pengrowth has closed or expects to close $707 million of asset sales, which when combined with the $287 million of cash on hand at year end 2016, represents a net debt reduction of nearly $1.0 billion or approximately 60 percent of December 31, 2016 debt, while only reducing the Company’s Proven and Probable reserves as of December 31, 2016 by approximately 11 percent. This significant level of debt reduction should enable Pengrowth to either replace existing debt with new debt that has less restrictive covenants or renegotiate the terms of the remaining existing debt, which would allow Pengrowth to pursue the expansion of Lindbergh.
Derek Evans, President and Chief Executive Officer of Pengrowth commented, “We are delighted by the progress that we have made on reducing our debt and strengthening our balance sheet. Our efforts and results to date have been transformational for Pengrowth and have put us on a path to either renegotiate or refinance our remaining term debt into a new structure that should allow for the flexibility to develop the second phase of our world class Lindbergh thermal asset.”
 Highlights:
•
Reduced total debt before working capital by $535 million through the prepayment of US $300 million of the US $400 million 6.35 percent senior notes due July 26, 2017 ("6.35 percent Notes") and the payment on maturity of $126.6 million of outstanding convertible debentures on March 31, 2017.

•	Entered into an agreement to sell a portion of its Swan Hills assets in north central Alberta for total cash consideration of $180 million, before customary adjustments.
•	Sold its non-producing Montney lands at Bernadet in north east British Columbia for cash consideration of $92 million, with the transaction closing on April 11, 2017.

•	Subsequent to quarter end, entered into an agreement to sell the remainder of its Swan Hills assets in north central Alberta for total cash consideration of $185 million, before customary adjustments.
•	Achieved additional expense reductions in the quarter with operating and general and administrative expenses down $9.5 million and $3.1 million, respectively, from the first quarter of 2016.
•
Reduced expected interest expense, on an annualized basis, by more than $65 million per year with the debt payments completed in the quarter, coupled with the expected additional debt reduction resulting from the closing of the Swan Hills dispositions.

•	Achieved average daily production of 52,957 barrels of oil equivalent (boe) per day during the quarter.
•	Realized a 256 percent increase in combined operating netbacks before commodity risk management, of $17.18 per boe compared to $4.82 per boe in the same period last year.
Operations
Pengrowth achieved first quarter average daily production of 52,957 boe per day, compared to average daily production of 62,056 boe per day in the first quarter of 2016. The decrease in production year over year can be attributed to the absence of volumes from property divestments, additional shut-in natural gas volumes and natural declines, as well as the absence of a condensate shipment from the Sable Offshore Energy Project in the quarter.
Performance from the Company’s Lindbergh thermal project continues to exceed nameplate capacity with production in the quarter averaging 14,865 barrels (bbl) per day at an average steam oil ratio of 2.57 times. Production in the quarter was impacted by the Phase One well pairs commencing their expected natural decline after having been on production for over 24 months. Pengrowth has not drilled any new well pairs into the project in the last two years, and the Company expects production will decline over the year until the new well pairs associated with the Phase One optimization program begin steaming later this year.
During the quarter, the Phase One optimization program commenced with $13.7 million of capital being put to work drilling infill and observation wells as well as related surface and facility construction. It is anticipated that a total of seven new SAGD well pairs will be drilled over the next two quarters, with first production expected by the end of the year.
In addition to Phase one optimization expenditures and activities, ongoing engineering and design work relating to the second expansion phase was carried out in the quarter. Pengrowth anticipates having 70 percent of the engineering and design work complete by the end of year and to be ready to execute on Phase Two as funds become available.
Financial Results
The Company delivered first quarter funds flow from operations of $26.9 million ($0.05 per share), compared to funds flow of $106.2 million ($0.20 per share) for the same period in 2016. The decrease in funds flow year over year was primarily due to the absence of significant hedging gains realized in the first quarter of 2016 coupled with lower production volumes year over year and a realized hedging loss in the first quarter of 2017. Pengrowth realized $127.0 million of hedging gains in the first quarter of 2016 from its risk management program, which had a higher fixed volume and higher fixed price point on the contracts compared to the first quarter of 2017. Offsetting this were higher realized prices during the first quarter of 2017 compared to the same period in 2016 due to material improvements in both crude oil and natural gas benchmark prices. The result of which led to a 256 percent increase in operating netbacks, before the impacts of commodity risk management, of $17.18 per boe in the first quarter of 2017 compared to $4.82 per boe in the first quarter of 2016.

Financial Resources and Liquidity
A key focus for Pengrowth in 2017 continues to be on improving the health and strength of its balance sheet. The Company reduced its total debt by $535 million through the prepayment of US $300 million of its 6.35 percent Notes and the redemption of $126.6 million of convertible debentures at maturity. Following these payments, Pengrowth’s total debt at March 31, 2017 amounted to $1.15 billion compared to $1.68 billion at December 31, 2016. On April 26, 2017, the Company gave notice of prepayment to the holders of its remaining 6.35 percent Notes that it intends to prepay the US $100 million of Notes on June 2, 2017.

Following the debt repayments by March 31, 2017, Pengrowth’s ratio of trailing twelve month senior debt to Adjusted EBITDA decreased to 2.5 times from 3.1 times at December 31, 2016. Pengrowth projects it will remain on side of its financial covenants through 2017 and 2018 using certain assumptions. The key assumptions used in the projection include an improvement in West Texas crude oil to US $60 per barrel by the third quarter of 2017, closing of the two announced Swan Hills dispositions by May 31, 2017 and using the cash proceeds to prepay the 2017 and 2018 unsecured notes. To provide additional financial flexibility, Pengrowth is considering accessing the capital markets before the end of third quarter of 2017 to replace existing debt with less restrictive high yield debt, or renegotiating the terms of the remaining existing debt. This financial flexibility together with proceeds from any additional asset dispositions could be used towards the funding of the Lindbergh expansion and other capital projects.

The vast majority of Pengrowth's long term debt and interest payments are denominated in US dollars and, as such, are subject to fluctuations in the exchange rate between the Canadian and US dollars. Pengrowth manages this foreign exchange exposure through swap contracts on the majority of its outstanding foreign denominated notes. At March 31, 2017 Pengrowth held US $620 million of swap contracts at a weighted average exchange rate of Cdn $0.75/US $1.00.
Risk Management
At the end of the quarter, Pengrowth elected to close out its 2017 oil risk management contracts at a cost of $12.7 million and at this time has no oil risk management contracts in place. The liquidated contracts had an average hedge value that was below current prices and resulted in a loss to Pengrowth in the first quarter. The Company also entered into new natural gas risk management contracts in the quarter to provide downside protection against potential declines in natural gas prices. A complete summary of Pengrowth’s commodity risk management contracts in place as at March 31, 2017 for the remainder of 2017 is provided in the table below:

Natural Gas	Q2 2017	Q3 2017	Q4 2017
Volumes (MMcf/d)	58.3	58.3	22.8
Fixed AECO price (Cdn$/Mcf)	$2.72	$2.72	$2.82

Dispositions
Since late 2016, the Company has announced a number of transactions, including the recent agreements to sell its Swan Hills assets in north central Alberta and its non-producing Montney lands at Bernadet in north east British Columbia. The total cash proceeds from the announced dispositions amounts to $707 million and Pengrowth anticipates using the proceeds from these sales towards debt reduction. When combined with the $287 million of cash on hand that the Company had at December 31, 2016, the Company’s total debt will be reduced by approximately $1.0 billion since year end 2016. A summary of the asset disposition transactions entered into or closed since year end is provided in the following table:

	Announcement Date	Proceeds ($ million)	Expected or Actual Closing Date
Lindbergh GORR	December 14, 2016	$250	January 6, 2017
First Swan Hills package	March 20, 2017	$180	May 31, 2017
Bernadet Lands	March 23, 2017	$92	April 11, 2017
Second Swan Hills package	April 25, 2017	$185	May 31, 2017
Total gross proceeds		$707

Outlook
In 2017 the Company has achieved substantial success in selling assets, substantially reducing debt and improving the strength of the balance sheet. The announced asset sales and associated delevering of the balance sheet will allow Pengrowth to focus on its key core assets at Lindbergh and Groundbirch.

The Company remains in discussions with lenders of its syndicated bank facility and with the holders of its senior term notes to achieve the financial flexibility it needs to move forward with the development of the next expansion phase of its Lindbergh thermal project.

Analyst call
Pengrowth will host an analyst call and listen-only audio webcast beginning at 6:30 A.M. Mountain Daylight Time (MDT) on Wednesday, May 3, 2017, during which management will review Pengrowth's first quarter results and respond to questions from the analyst community.

To ensure timely participation in the teleconference, callers are encouraged to dial in 10 minutes prior to the start of the call to register.

Dial-in numbers:
Toll free: (844) 358-9179 or International: (478) 219-0186
Live listen only audio webcast: http://edge.media-server.com/m/p/n587h8ip

Pengrowth’s unaudited Financial Statements for the three months ended March 31, 2017 and related Management’s Discussion and Analysis can be viewed on Pengrowth’s website at www.pengrowth.com. They have also been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

About Pengrowth:

Pengrowth Energy Corporation is a Canadian intermediate energy company focused on the sustainable development and production of oil and natural gas in Western Canada. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western basin for over 28 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information

 Wassem Khalil
Manager, Investor Relations
(403) 233-0224 or Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Currency:
All amounts are stated in Canadian dollars unless otherwise specified.

Caution Regarding Engineering Terms:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to: plans to use disposition proceeds to reduce indebtedness; approximately $1.0 billion of debt reduction or 60 percent since December 31, 2016 by the end of the second quarter; significant debt reduction allowing the company to renegotiate or refinance remaining term debt which would allow the development of the second phase of Lindbergh; anticipated sale proceeds for Swan Hills assets and the timing of receipt thereof; anticipated interest savings from debt repayments;  Lindbergh thermal project continuing to exceed nameplate capacity; anticipated drilling of seven new well pairs at Lindbergh with first production expected by the end of the year; anticipation of having 70 percent of Lindbergh Phase Two design work completed by the end of the year; continued focus on improving financial strength and liquidity; anticipated prepayment of US $100 million of term notes on June 2, 2017; forecasts regarding not violating financial covenants in 2017 or 2018 and the assumptions relied upon in such forecasts; consideration of accessing the capital markets in 2017 to replace existing term debt or renegotiate the covenants in such debt; hedging contracts in place; anticipated disposition proceeds and debt repayment; focus on Lindbergh and Groundbirch properties and ongoing discussions with lenders in an effort to achieve needed financial flexibility. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 28, 2017.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP and Operational Measures
In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents additional and non-GAAP measures including adjusted net income (loss), operating netbacks, total debt before working capital, total debt including working capital, cash G&A expenses and funds flow from operations.

These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.

These measures are provided, in part, to assist readers in determining Pengrowth’s ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth’s ongoing business on an overall basis.

 These measures should be considered in addition to, and not as a substitute for, net income (loss), cash provided by operations and other measures of financial performance and liquidity reported in accordance with IFRS. Further information with respect to these additional and non-GAAP measures can be found in the MD&A.